UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

 Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-36734

Cipher Pharmaceuticals Inc.

(Exact name of registrant as specified in its charter)

2345 Argentia Road, Suite 100A

Mississauga, Ontario

L5N 8K4

(905) 602-5840

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[x]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: 93 holders

EXPLANATORY NOTE

On January 17, 2017, the registrant filed a Form 15 in order to terminate the registrant’s reporting obligations pursuant to the United States Securities Exchange Act of 1934, as amended. However, the calculation of the number of record holders of the registrant’s common shares reflected in the Form 15 filing as of January 13, 2017 was incorrect. Following a review of the registrant’s corporate records and the applicable United States Securities and Exchange Commission rules and guidance governing such calculation, the registrant has determined that the number of holders of record of its common shares as of January 13, 2017 was 93. Accordingly, this Form 15/A is being filed to correct this error.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cipher Pharmaceuticals Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 22, 2017	By:	/s/Stephen Lemieux
	Name:	Stephen Lemieux
	Title:	Chief Financial Officer